EXHIBIT 99.1

Enterprise Fleet Financing, LLC
Series 2016-1 Asset Backed Notes
Sample Lease Agreed-Upon Procedures

Report To:
Enterprise Fleet Financing, LLC
Enterprise Fleet Management, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

29 January 2016



EY
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Ernst & Young LLP   Tel: +1 212 773 3000
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New York, NY 10036

Report of Independent Accountants on Applying Agreed-Upon Procedures

Enterprise Fleet Financing, LLC
Enterprise Fleet Management, Inc.
600 Corporate Park Drive
St. Louis, Missouri 63105

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park, 11th Floor
New York, New York 10036

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

RBC Capital Markets, LLC
Three World Financial Center
200 Vesey Street
New York, New York 10281

Re: Enterprise Fleet Financing, LLC
**   Series 2016-1 Asset Backed Notes (the "Notes")**
**   Sample Lease Agreed-Upon Procedures**

We have performed the procedures enumerated in Attachment A, which were agreed to by the addressees of this report (the "Specified Parties"), solely to assist Enterprise Fleet Financing, LLC (the "Issuer") in evaluating the accuracy of certain information with respect to a pool of leases and the vehicles subject to those leases (the "Leases" and "Vehicles," respectively) that will secure the Enterprise Fleet Financing, LLC Series 2016-1 Asset Backed Notes securitization transaction. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described in Attachment A, either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our associated findings are included in Attachment A.

For the purpose of the procedures described in this report, Enterprise Fleet Management, Inc. (the "Sponsor"), on behalf of the Issuer, provided us with:

a. Electronic data files:

    i. Labeled "DATA_TAPE_ MTN_2016_1_Dec_EOM.mdb" and the corresponding record layout and decode information (the "Preliminary Data File") that the Sponsor, on behalf of the Issuer, indicated contains information as of 31 December 2015 (the "Cutoff Date") on certain leases and the vehicles subject to those leases and

    ii. Labeled "DATA_TAPE_ MTN_2016_1_Dec_EOM.mdb" and the corresponding record layout and decode information (the "Data File") that the Sponsor, on behalf of the Issuer, indicated contains information as of the Cutoff Date on certain leases and the vehicles subject to those leases,

b. Imaged copies of:

    i. The master equity lease agreement, amended and restated master equity lease agreement, master walkaway lease agreement, amended and restated master walkaway lease agreement and any corresponding addendums, if applicable (except for the self-insurance addendum) (collectively, the "Master Lease Agreement"),

    ii. Certain screen shots from the Sponsor's servicing system (the "System Screen Shots"),

    iii. The credit review file (the "Credit Review File"),

    iv. The certificate of title, renew motor vehicle registration receipt, title inquiry report, Texas department of motor vehicles vehicle titles and registration division form, validated registration card or title information screen shot from the Sponsor's servicing system (which the Sponsor, on behalf of the Issuer, indicated contains information regarding the ownership of a vehicle that is provided by a state while the certificate of title is being processed) (collectively, the "Title") and

    v. The certificate of liability insurance, evidence of property insurance and/or the self-insurance addendum to the Master Lease Agreement, if applicable, (collectively, the "Insurance Source Documents," and together with the Master Lease Agreement, System Screen Shots, Credit Review File and Title, the "Source Documents")

    relating to each of the Sample Leases (as defined in Attachment A),

c. The list of relevant characteristics on the Data File (the "Sample Characteristics"), which are listed on Exhibit 2 to Attachment A and

d. Instructions, assumptions and methodologies, which are described in Attachment A.

The procedures included in Attachment A were limited to comparing, recalculating or observing certain information that is further described in Attachment A. The Issuer is responsible for the Preliminary Data File, Data File, Source Documents, Sample Characteristics and the determination of the instructions, assumptions and methodologies that are described herein. We were not requested to perform and we have not performed any procedures other than those listed in Attachment A with respect to the preparation or verification of any of the information set forth on the Preliminary Data File or Data File. We have not verified, and we make no representation as to, the accuracy, completeness or reasonableness of the Source Documents or any other information provided to us by the Sponsor, behalf of the Issuer, upon which we relied in forming our findings. Accordingly, we make no representation and express no opinion as to (a) the existence of the Leases or Vehicles, (b) questions of legal or tax interpretation and the accuracy, completeness or reasonableness of any instructions, assumptions and methodologies provided to us the Sponsor, on behalf of the Issuer, that are described in this report. We undertake no responsibility to update this report for events and circumstances occurring after the date hereof.

We were not engaged to, and did not, conduct an examination to express an opinion or a review to express a conclusion in accordance with attestation standards established by the American Institute of Certified Public Accountants on any of the items referred to herein. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The agreed-upon procedures described in this report were not performed for the purpose of:
a. Satisfying any criteria for due diligence published by a nationally recognized statistical rating organization (a "rating agency") or
b. Making any findings with respect to:
    i. Whether the origination of the Leases conformed to, or deviated from, stated underwriting or credit extension guidelines, standards, criteria, or other requirements,
    ii. The value of the collateral securing the Leases,
    iii. Whether the originator of the Leases complied with federal, state or local laws or regulations or
    iv. Any other factor or characteristic of the Leases that would be material to the likelihood that the issuer of the Notes will pay interest and principal in accordance with applicable terms and conditions.

This report is intended solely for the use of the Specified Parties and is not intended to be and should not be used by anyone other than the Specified Parties. It is not intended to be and should not be used by any other person or entity, including investors and rating agencies, who are not identified in the report as Specified Parties but who may have access to this report as required by law or regulation.

/s/ Ernst & Young LLP

29 January 2016

Procedures performed and our associated findings

1. The Sponsor, on behalf of the Issuer, indicated that the leases and the vehicles subject to those leases on the Preliminary Data File with a financial issuance description containing the word "Base," as shown on the Preliminary Data File (the "Preliminary Leases" and "Preliminary Vehicles," respectively), are representative of the Leases and Vehicles, respectively.

   As instructed by the Sponsor, on behalf of the Issuer, we randomly selected a sample of 150 Preliminary Leases from the Preliminary Data File (the "Sample Leases"). The Sample Leases are listed on Exhibit 1 to Attachment A. For the purpose of this procedure, the Sponsor, on behalf of the Issuer, did not inform us as to the basis for how they determined the number of Sample Leases they instructed us to select from the Preliminary Data File.

2. For each lease on the Preliminary Data File and Data File, we compared the unit number, as shown on the Preliminary Data File, to the corresponding unit number on the Data File and noted that:
   a. All of the leases included on the Data File were included on the Preliminary Data File,
   b. Five of the leases included on the Preliminary Data File were not included on the Data File (the "Removed Leases") and
   c. None of the Removed Leases were Sample Leases.

   The Sponsor, on behalf of the Issuer, indicated that the leases and the vehicles subject to those leases on the Data File with a financial issuance description containing the word "Base," as shown on the Data File, are the Leases and Vehicles, respectively.

3. For each Sample Lease, we performed the following procedures:

   a. We compared the Sample Characteristics listed on Exhibit 2 to Attachment A, as shown on the Data File, to the corresponding information located on, or to the corresponding information we recalculated using information located on, the System Screen Shots, subject to the instructions, assumptions and methodologies provided by the Sponsor, on behalf of the Issuer, that are stated in the notes to Exhibit 2 to Attachment A. All such compared information was in agreement.

   b. We observed that the corresponding Master Lease Agreement contained a signature in the lessee signature section of the Master Lease Agreement. We performed no procedures to determine the validity of the signature contained on the Master Lease Agreement.

3. (continued)

    c. We observed on the Credit Review File that such Credit Review File contained either a line of credit authorization form or an addendum to the line of credit authorization form that had an (i) approval and (ii) electronic signature. We performed no procedures to determine the validity of the approval or electronic signature contained on the Credit Review File.

    d. We compared the completed date on the Credit Review File to the Cutoff Date, and except for the Sample Leases listed on Exhibit 3 to Attachment A, we observed that the corresponding completed date on the Credit Review File was less than 12 months prior to the Cutoff Date.

    e. We observed the owner name on the Title. As instructed by the Sponsor, on behalf of the Issuer, we listed the owner name that we observed on the Title for each Sample Lease on Exhibit 4 to Attachment A. We performed no procedures to determine the validity of the owner names contained on the Title.

    f. We observed the loss payee name for physical damage insurance and the additional insured name for liability insurance on the Insurance Source Documents (if applicable and available) and/or System Screen Shots (if applicable). As instructed by the Sponsor, on behalf of the Issuer, we listed the loss payee name and additional insured name that we observed on the Insurance Source Documents or System Screen Shots for each Sample Lease on Exhibit 5 to Attachment A. We also observed on the Insurance Source Documents or System Screen Shots (as applicable), subject to the instructions provided by the Sponsor, on behalf of the Issuer, that are included in the notes to Exhibit 5 to Attachment A, that:

        i. 114 of the Sample Leases have Insurance Source Documents which show evidence of physical damage and liability insurance and identify Enterprise FM Trust as both the loss payee and additional insured,

        ii. 14 of the Sample Leases have System Screen Shots which show "Enterprise Enrollment Coverage" as the insurance carrier and detail the amount of physical damage and liability insurance that is billed each month,

        iii. Four of the Sample Leases have System Screen Shots which show "Enterprise Enrollment Coverage" as the insurance carrier and detail the amount of physical damage insurance that is billed each month and have Insurance Source Documents which show evidence of liability insurance and identify Enterprise FM Trust as the additional insured,

        iv. 13 of the Sample Leases have Insurance Source Documents which (a) show evidence that the lessee is self-insured for physical damage and (b) show evidence of liability insurance and identify Enterprise FM Trust as the additional insured and

        v. Five of the Sample Leases have Insurance Source Documents which show evidence of the lessee being self-insured for both physical damage and liability insurance.

3. (continued)

    f. (continued)

        We performed no procedures to determine the accuracy, completeness or reasonableness of the information described in this Item 3.f. that is contained on the Insurance Source Documents and/or System Screen Shots.

The Sponsor, on behalf of the Issuer, indicated that certain lessee names have changed subsequent to the Sponsor's preparation of the information on the Data File and the Sponsor's preparation of the corresponding System Screen Shots. The Sponsor, on behalf of the Issuer, provided a decode table (the "Lessee Name Change Table") for four leases containing the original and updated lessee names corresponding to such leases, and instructed us to use this information for the purpose of performing the procedures described in Items 3.b. through 3.d. above. We performed no procedures to determine the accuracy, completeness or reasonableness of the information in the Lessee Name Change Table.

Exhibit 1 to Attachment A
Page 1 of 2

Sample Leases

Sample Lease Number	Unit number
1	MK5B04
2	QS0C44
3	SE4H94
4	HZ2D42
5	LL5G77
6	MNP811
7	YKX742
8	L2H659
9	INF165
10	BL98P0
11	F9F116
12	LA999L
13	FYM501
14	WAW127
15	FT1P87
16	FT3P69
17	DF8S98
18	FT7P17
19	BWR539
20	ING323
21	FT7T87
22	FS9F45
23	GKS883
24	FT0V99
25	WAY876
26	GKW542
27	TP4F81
28	XF5X28
29	LAQL15
30	LQM807
31	MK9J06
32	PLN977
33	LQM971
34	SE5R91
35	MN0C95
36	SFZ448
37	MN8B91

Sample Lease Number	Unit number
38	INK708
39	Q2V375
40	JMD970
41	F9I264
42	BL468Q
43	IMD932
44	BL246P
45	QS4V29
46	MK7K58
47	LL81H5
48	JME437
49	LL84H9
50	LU5F88
51	US6P99
52	BL390P
53	FT98W0
54	LGT028
55	Q2W316

56	US9P78
57	MK1L01
58	UPM052
59	UJD722
60	XF9S07
61	222BSB
62	QS9W91
63	GK2F30
64	CZ9C31
65	LU0G44
66	SE1V55
67	FT64Y4
68	YK9V80
69	YK42C6
70	TP3N37
71	MK3L63
72	UJD854
73	MN3D38
74	L2N775

Exhibit 1 to Attachment A
Page 2 of 2

Sample Lease Number	Unit number
75	BL966P
76	TP3N75
77	US5Q37
78	OKH410
79	L2N827
80	FT38X5
81	LAWT61
82	2006MF
83	2005FH
84	2004ZZ
85	2005OL
86	2008FR
87	2006CW
88	2008HA
89	2006J0
90	2007KZ
91	2008CP
92	200B68
93	200FPE
94	200CG9
95	200DE4
96	200DKT
97	200EKT
98	200EUY
99	200G9Y
100	22228D
101	200FR2
102	200FMX
103	2228W5
104	2229CR
105	2224RB
106	2223XS
107	222494
108	2225DV
109	2228D4
110	2227CS
111	2227HK
112	2227LC

Sample Lease Number	Unit number
113	222E2T
114	2228HJ
115	2228LS
116	2229F6
117	222A8Y
118	222CE4
119	222FJH
120	222E8Z
121	222LCW
122	222HBH
123	222L2B
124	222LJ8
125	222MGJ
126	222LHA
127	222MRU
128	222MQ7
129	222NH5
130	222RFC

131	222QW6
132	222QGN
133	222QYW
134	222SNJ
135	222SRA
136	223349
137	222TKB
138	222VH6
139	222UYL
140	222VSW
141	222WPW
142	2234KN
143	2235BV
144	2237HQ
145	2242C7
146	223PLT
147	223TNZ
148	223T6V
149	223VZ4
150	223ZG8

Exhibit 2 to Attachment A
Page 1 of 2

Sample Characteristics

Sample Characteristic	Source Document	Note
Unit number	System Screen Shots	
Client number	System Screen Shots	i.
Legal name of the lessee	System Screen Shots	ii.
Vehicle make	System Screen Shots	
Vehicle model	System Screen Shots	
Vehicle type	System Screen Shots	
Contract type	System Screen Shots	iii.
Lease term	System Screen Shots	
Interest percentage	System Screen Shots	
Interest adjustment percentage	System Screen Shots	
Vehicle residual value	System Screen Shots and Recalculation	iv.
Vehicle capitalized cost	System Screen Shots	
Client industry	System Screen Shots	v.

Notes:

i. The Sponsor, on behalf of the Issuer, indicated that for certain Sample Leases (the "Affiliate Sample Leases"), the lessee is identified on the System Screen Shots as a sub-customer of a master customer (the "Master Customer"). For the purpose of comparing the client number Sample Characteristic for each Affiliate Sample Lease, the Sponsor, on behalf of the Issuer, instructed us to use the client number corresponding to the Master Customer, as shown on the System Screen Shots.

ii. For the purpose of comparing the legal name of the lessee Sample Characteristic for each Affiliate Sample Lease, the Sponsor, on behalf of the Issuer, instructed us to use the legal name of the Master Customer, as shown on the System Screen Shots.

Exhibit 2 to Attachment A
Page 2 of 2

Notes: (continued)

iii. For the purpose of comparing the contract type Sample Characteristic for each Sample Lease, the Sponsor, on behalf of the Issuer, indicated that:
  a. A contract type of "type N" on the System Screen Shots corresponds to a closed term lease, as shown on the Data File and
  b. A contract type of "type E" on the System Screen Shots corresponds to an open term lease, as shown on the Data File.

iv. For the purpose of comparing the vehicle residual value Sample Characteristic for each Sample Lease, the Sponsor, on behalf of the Issuer, instructed us to recalculate the vehicle residual value by subtracting:
  a. The product of:
    i. The monthly depreciation value and
    ii. The difference between the lease term and the months in service
  from
  b. The sum of the vehicle capitalized cost and accumulated depreciation,
  all as shown on the System Screen Shots.

  For the avoidance of any doubt with respect to the recalculation described above, the accumulated depreciation, as shown on the System Screen Shots, is a negative value, and the recalculation described in iv.b. above reduces the vehicle capitalized cost by such accumulated depreciation amount.

v. For the purpose of comparing the client industry Sample Characteristic for each Affiliate Sample Lease, the Sponsor, on behalf of the Issuer, instructed us to use the client industry corresponding to the Master Customer, as shown on the System Screen Shots.

Exhibit 3 to Attachment A

Credit Review File Completed Dates More than 12 Months Prior to the Cutoff Date

Sample Lease Number	Unit number	Completed Date
2	QS0C44	
5	LL5G77	
8	L2H659	
10	BL98P0	
14	WAW127	
32	PLN977	
35	MN0C95	
36	SFZ448	
79	L2N827	
86	2008FR	
93	200FPE	
96	200DKT	
104	2229CR	
107	222494	
118	222CE4	

Note:

The Sponsor, on behalf of the Issuer, indicated that their credit and collection policy allows them to utilize a combination of objective measurements, subjective considerations and controls to determine when or if a credit review is necessary. The Sponsor, on behalf of the Issuer, indicated that while most clients are assigned a credit review date that is intended to result in an annual credit review, such date is not a defined date for performing a credit review. Additionally, the Sponsor, on behalf of the Issuer, indicated that credit personnel can use judgment to determine if a review is necessary or if it can be deferred and that common items they might consider include (but are not limited to):

   a. Whether or not the client plans to place additional orders over the next year and/or whether the expected timing of those additional orders allows for the credit review to be deferred,
   b. The level of risk inherent with the client's fleet,
   c. How long they have been a client,
   d. Whether the latest financial information may be reviewed without performing a complete credit review (if the credit file is for a public company) and
   e. Whether the client has been placed on credit hold or order hold.

We performed no procedures to determine the accuracy, completeness or reasonableness of the information provided by the Sponsor, on behalf of the Issuer, that is described above.

Exhibit 4 to Attachment A
Page 1 of 4

Owner Name

Sample Lease Number	Owner Name
1	Enterprise FM Trust ███████████
2	Enterprise FM Trust
3	Enterprise FM Trust
4	Enterprise FM Trust
5	Enterprise FM Trust
6	Enterprise FM Trust
7	Enterprise FM Trust
8	Enterprise FM Trust
9	████████████████████████████ Lessee Enterprise FM Trust Lessor
10	Enterprise FM Trust Lessor ██████████████ Lessee
11	Enterprise FM Trust
12	Enterprise FM Trust LSR ███████████ LSE
13	Enterprise FM Trust LSR ██████████ Lessee
14	Enterprise FM Trust
15	Enterprise FM Trust* Lessor ██████████ Lessee
16	Enterprise FM Trust
17	Enterprise FM Trust
18	Enterprise FM Trust
19	Enterprise FM Trust
20	Enterprise FM Trust
21	Enterprise FM Trust
22	Enterprise FM Trust
23	Enterprise FM Trust LSR ████████████ LLC LSE
24	Enterprise FM Trust
25	Enterprise FM Trust
26	Enterprise FM Trust
27	Enterprise FM Trust
28	Enterprise FM Trust
29	Enterprise FM Trust LSR █████████ LSE
30	████████████████████████ Enterprise FM Trust LSR
31	Enterprise FM Trust
32	Enterprise FM Trust
33	Enterprise FM Trust LSR ███████████████ LSE
34	Enterprise FM Trust
35	Enterprise FM Trust Lessor ██████████████ Lessee
36	Enterprise FM Trust
37	Enterprise FM Trust Lessor ██████████ Lessee

Exhibit 4 to Attachment A
Page 2 of 4

**Sample
Lease Number**	**Owner Name**
38	Enterprise FM Trust
39	Enterprise FM Trust
40	Enterprise FM Trust
41	Enterprise FM Trust
42	Enterprise FM Trust
43	Enterprise FM Trust - Lessor ██████████████████████ Lessee
44	Enterprise FM Trust Lessor LSR ████████ Lessee LSE
45	Enterprise FM Trust
46	Enterprise FM Trust
47	Enterprise FM Trust Lessor ██████ Lessee
48	Enterprise FM Trust
49	Enterprise FM Trust Lessor ██████ Lessee
50	Enterprise FM Trust
51	Enterprise FM Trust
52	Enterprise FM Trust
53	Enterprise FM Trust
54	Enterprise FM Trust
55	Enterprise FM Trust
56	Enterprise FM Trust
57	Enterprise FM Trust
58	Enterprise FM Trust
59	Enterprise FM TRust LSR ██████████ LSE
60	Enterprise FM Trust
61	Enterprise FM Trust
62	Enterprise FM Trust
63	Enterprise FM Trust ██████
64	Enterprise FM Trust
65	Enterprise FM Trust LSR ████████ LSE
66	Enterprise FM Trust
67	Enterprise FM Trust
68	Enterprise FM Trust
69	Enterprise FM Trust
70	Enterprise FM Trust
71	Enterprise FM Trust
72	Enterprise FM Trust
73	████████████████████ Enterprise FM Trust Lessor
74	Enterprise FM Trust
75	Enterprise FM Trust Lessor LSR ██████████ - Lessee LSE
76	Enterprise FM Trust

Exhibit 4 to Attachment A
Page 3 of 4

Sample Lease Number	Owner Name
77	Enterprise FM Trust LSR ███████████ LSE
78	Enterprise FM Trust
79	Enterprise FM Trust
80	Enterprise FM Trust
81	Enterprise FM Trst LSR ██████████████ LSE
82	Enterprise FM Trust
83	Enterprise FM Trust
84	Enterprise FM Trust
85	Enterprise FM Trust
86	Entr FM Trust
87	Enterprise FM Trust
88	Enterprise FM Trust
89	Enterprise FM Trust
90	Enterprise FM Trust
91	Enterprise FM Trust LSR ███████ LSE
92	Enterprise FM Trust
93	Enterprise FM Trust
94	Enterprise FM Trust
95	Enterprise FM Trust
96	Enterprise FM Trust LSR ██████████ LSE
97	Enterprise FM Trust LSR ██████████ LSE
98	Enterprise FM Trust
99	Enterprise FM Trust
100	Enterprise FM Trust
101	Enterprise FM Trust LSR ████████████ LSE
102	Enterprise FM Trust LSR ███████ LSE
103	Enterprise FM Trust LSR ██████████ LSE
104	Enterprise FM Trust
105	Enterprise FM Trust
106	Enterprise FM Trust
107	Enterprise FM Trust
108	Enterprise FM Trust
109	Enterprise FM Trust
110	Enterprise FM Trust
111	Enterprise FM Trust LSR ██████████ LSE
112	Enterprise FM Trust LSR █████ LSE
113	Enterprise FM Trust
114	Enterprise FM Trust
115	Enterprise FM Trust LSR

Exhibit 4 to Attachment A
Page 4 of 4

Sample Lease Number	Owner Name
116	Enterprise FM Trust LSR ███████ LSE
117	Enterprise FM Trust
118	Enterprise FM Trust
119	Enterprise FM Trust-LSR ██████████████ LSE
120	Enterprise FM Trust
121	Enterprise FM Trust
122	Enterprise FM Trust LSR ████████████████████ LSE
123	Enterprise FM Trust ████
124	Enterprise FM Trust
125	Enterprise FM Trust LSR ███████████████
126	Enterprise FM Trust
127	Enterprise FM Trust
128	Enterprise FM Trust
129	Enterprise FM Trust
130	Enterprise FM Trust
131	Enterprise FM Trust
132	Enterprise FM Trust
133	Enterprise FM Trust
134	Enterprise FM Trust
135	Enterprise FM Trust
136	Enterprise FM Trust
137	Enterprise FM Trust
138	Enterprise FM Trust LSR ████████ LSE
139	Enterprise FM Trust
140	Enterprise FM Trust
141	Enterprise FM Trust
142	Enterprise FM Trust
143	Enterprise FM Trust LSR ████████████████ LSE
144	Enterprise FM Trust
145	Enterprise FM Trust
146	Enterprise FM Trust LSR ████████████ LSE
147	Enterprise FM Trust
148	Enterprise FM Trust
149	Enterprise FM Trust
150	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 1 of 5

Loss Payee Name and Additional Insured Name

Sample Lease Number	Loss Payee Name and Additional Insured Name
1	Self-Insured (physical damage and liability)
2	Enterprise FM Trust
3	Enterprise FM Trust
4	Enterprise FM Trust
5	Enterprise FM Trust
6	Enterprise FM Trust
7	Enterprise FM Trust
8	Enterprise FM Trust
9	Enterprise FM Trust
10	Enterprise FM Trust
11	Enterprise FM Trust
12	Enterprise FM Trust
13	Enterprise FM Trust
14	Enterprise FM Trust
15	Self-Insured (physical damage) and Enterprise FM Trust (liability)
16	Enterprise FM Trust
17	Enterprise FM Trust
18	Self-Insured (physical damage) and Enterprise FM Trust (liability)
19	Enterprise FM Trust
20	Enterprise FM Trust
21	Self-Insured (physical damage) and Enterprise FM Trust (liability)
22	Enterprise FM Trust
23	EHI Physical Damage Plan and Liability Plan
24	Enterprise FM Trust
25	Enterprise FM Trust
26	Enterprise FM Trust
27	Enterprise FM Trust
28	Self-Insured (physical damage) and Enterprise FM Trust (liability)
29	Self-Insured (physical damage and liability)
30	Enterprise FM Trust
31	Enterprise FM Trust
32	Self-Insured (physical damage) and Enterprise FM Trust (liability)
33	Enterprise FM Trust
34	Enterprise FM Trust
35	EHI Physical Damage Plan and Liability Plan
36	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 2 of 5

Sample Lease Number	Loss Payee Name and Additional Insured Name
37	Enterprise FM Trust
38	Enterprise FM Trust
39	EHI Physical Damage Plan and Liability Plan
40	EHI Physical Damage Plan and Liability Plan
41	Enterprise FM Trust
42	Self-Insured (physical damage and liability)
43	Enterprise FM Trust
44	Self-Insured (physical damage) and Enterprise FM Trust (liability)
45	Enterprise FM Trust
46	Enterprise FM Trust
47	EHI Physical Damage Plan (physical damage) and Enterprise FM Trust (liability)
48	Self-Insured (physical damage) and Enterprise FM Trust (liability)
49	EHI Physical Damage Plan (physical damage) and Enterprise FM Trust (liability)
50	Enterprise FM Trust
51	Enterprise FM Trust
52	Self-Insured (physical damage) and Enterprise FM Trust (liability)
53	Enterprise FM Trust
54	Enterprise FM Trust
55	Enterprise FM Trust
56	Enterprise FM Trust
57	Enterprise FM Trust
58	Enterprise FM Trust
59	Enterprise FM Trust
60	Enterprise FM Trust
61	Enterprise FM Trust
62	Enterprise FM Trust
63	EHI Physical Damage Plan and Liability Plan
64	Enterprise FM Trust
65	Enterprise FM Trust
66	Enterprise FM Trust
67	Enterprise FM Trust
68	Enterprise FM Trust
69	EHI Physical Damage Plan and Liability Plan
70	Enterprise FM Trust
71	Enterprise FM Trust
72	Enterprise FM Trust
73	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 3 of 5

Sample Lease Number	Loss Payee Name and Additional Insured Name
74	Enterprise FM Trust
75	Enterprise FM Trust
76	Enterprise FM Trust
77	EHI Physical Damage Plan and Liability Plan
78	Self-Insured (physical damage and liability)
79	Enterprise FM Trust
80	Enterprise FM Trust
81	EHI Physical Damage Plan and Liability Plan
82	Enterprise FM Trust
83	Enterprise FM Trust
84	Enterprise FM Trust
85	Self-Insured (physical damage and liability)
86	EHI Physical Damage Plan and Liability Plan
87	Enterprise FM Trust
88	Enterprise FM Trust
89	Enterprise FM Trust
90	Enterprise FM Trust
91	EHI Physical Damage Plan and Liability Plan
92	Enterprise FM Trust
93	Self-Insured (physical damage) and Enterprise FM Trust (liability)
94	Enterprise FM Trust
95	EHI Physical Damage Plan and Liability Plan
96	Enterprise FM Trust
97	EHI Physical Damage Plan (physical damage) and Enterprise FM Trust (liability)
98	Enterprise FM Trust
99	Enterprise FM Trust
100	Enterprise FM Trust
101	Enterprise FM Trust
102	Enterprise FM Trust
103	Enterprise FM Trust
104	Enterprise FM Trust
105	Enterprise FM Trust
106	Enterprise FM Trust
107	Enterprise FM Trust
108	Enterprise FM Trust
109	Self-Insured (physical damage) and Enterprise FM Trust (liability)
110	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 4 of 5

Sample Lease Number	Loss Payee Name and Additional Insured Name
111	EHI Physical Damage Plan and Liability Plan
112	Enterprise FM Trust
113	Enterprise FM Trust
114	Enterprise FM Trust
115	Enterprise FM Trust
116	Enterprise FM Trust
117	Enterprise FM Trust
118	Enterprise FM Trust
119	Enterprise FM Trust
120	Enterprise FM Trust
121	Enterprise FM Trust
122	EHI Physical Damage Plan (physical damage) and Enterprise FM Trust (liability)
123	Enterprise FM Trust
124	Enterprise FM Trust
125	Enterprise FM Trust
126	Enterprise FM Trust
127	Self-Insured (physical damage) and Enterprise FM Trust (liability)
128	Enterprise FM Trust
129	Self-Insured (physical damage) and Enterprise FM Trust (liability)
130	Enterprise FM Trust
131	Enterprise FM Trust
132	Enterprise FM Trust
133	Enterprise FM Trust
134	Enterprise FM Trust
135	EHI Physical Damage Plan and Liability Plan
136	EHI Physical Damage Plan and Liability Plan
137	Enterprise FM Trust
138	Enterprise FM Trust
139	Enterprise FM Trust
140	Enterprise FM Trust
141	Enterprise FM Trust
142	Enterprise FM Trust
143	Enterprise FM Trust
144	Enterprise FM Trust
145	Self-Insured (physical damage) and Enterprise FM Trust (liability)
146	Enterprise FM Trust
147	Enterprise FM Trust

Exhibit 5 to Attachment A
Page 5 of 5

Sample Lease Number	Loss Payee Name and Additional Insured Name
148	Enterprise FM Trust
149	Enterprise FM Trust
150	Enterprise FM Trust

Notes:

i. For the purpose of the procedure described in Item 3.f. of Attachment A, for Sample Leases that have System Screen Shots which show "Enterprise Enrollment Coverage" as the insurance carrier for physical damage insurance and liability insurance, the Sponsor, on behalf of the Issuer, instructed us to use "EHI Physical Damage Plan and Liability Plan" for the loss payee name and additional insured name.

ii. For the purpose of the procedure described in Item 3.f. of Attachment A, for Sample Leases that have System Screen Shots which show "Enterprise Enrollment Coverage" as the insurance carrier for physical damage insurance, the Sponsor, on behalf of the Issuer, instructed us to use "EHI Physical Damage Plan" for the loss payee name.

We performed no procedures to determine the accuracy, completeness or reasonableness of the instructions provided by the Sponsor, on behalf of the Issuer, that are described above.